

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Ziv Shoshani
President and Chief Executive Officer designate
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

> **Re:** **Vishay Precision Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed June 2, 2010**
> **File No. 001-34679**

Dear Mr. Shoshani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. We note your response to prior comment 2. We reissue the comment with respect to your disclosure elsewhere in the prospectus regarding acquisitions. For instance, we note your disclosure under 2008 activities on page 58. We also reissue our comment with respect to our prior request that you file, as appropriate, material agreements related to the transactions. Please file or tell us why you believe it is unnecessary.

Indebtedness, page 5

2.   Please disclose the amount of the cash contribution that Vishay Intertechnology will be required to make if your net cash position is less than $58.5 million and the terms of repayment, if any. Make appropriate changes elsewhere in the registration statement.

How will fractional shares be treated…, page 9

3.   We note your response to prior comment 11. Please include the substance of your response in this section.

We believe that the measures we take to protect…, page 18

4.   We note your response to prior comment 17. However, please expand your discussion of the risks presented to you by the absence of intellectual property protection in certain countries. To the extent known, please identify these countries and discuss any risks that may be specific to them.

Conditions to the Spin-off, page 43

5.   We note your revisions in response to comment 12. Please tell us, with a view towards clarified disclosure, what the status of the approvals and consents is.

Selected Historical Financial Data, page 46

6.   We note on page 47 that you present pro forma basic and diluted earnings (loss) per share for fiscal 2009 and for the three months ended April 3, 2010 related to the spin-off transaction. However, we note that this pro forma information does not agree to the unaudited pro forma basic and diluted earnings (loss) per share for fiscal 2009 and for the three months ended April 3, 2010 presented on pages 50 through 51. Please revise or advise.

7.   Further to the above, we note on page 47 that you present pro forma basic and diluted earnings (loss) per share for fiscals 2008, 2007, 2006 and 2005 and for the three months ended March 28, 2009 related to the spin-off transaction. Please tell us and revise your filing to explain why you are providing this information within your filing even though you are not providing an unaudited pro forma combined and consolidated statement of operations within your unaudited pro forma combined and consolidated financial statements that begin on page 49.   Explain how you considered the guidance in Article 11 of Regulation S-X when providing this information. Alternatively, please revise to remove this information.

Financial Metrics by Segment, page 57

8.   Regarding your added disclosure in the last paragraph on page 57, please clarify what you mean by the statement "more pronounced" and why you believe that your profitability will be comparable or improved.

Cost Management, page 58

9.   We note your response to prior comment 13. Please add appropriate risk factors discussing your efforts to automate, including the risks related to failure to do so. In this regard, please also disclose the lower-labor cost countries to which you intend to relocate operations and discuss related risks.

Research and Development, page 90

10.   We note your response to comment 16 and the disclosure in last paragraph on page 90 that the research and development staff and sales force are linked. It remains unclear whether they also share staff. We therefore reissue our comment.

Compensation Components, page 106

11.   We note the last sentence on page 106 and we reissue the second part of comment 21 because it is unclear how you use the information derived from the peer group.

Ziv Shoshani, page 108

12.   We note that the third-to-last paragraph on page 108 indicates that a 7.5% bonus is available upon achievement of specified operational objectives and reducing fixed costs and capital spending. Please confirm that you have disclosed all performance targets related to your named executive officers. If not, please disclose or provide appropriate analysis supporting your conclusion that disclosure is not required. Refer to prior comment 23.

Elements of Compensation, page 120

13.   You disclose in the first paragraph in this section, in response to comment 26, that you establish base salaries within a "median range." Please clarify why the median has a "range" and what that range is.

14.   Please disclose the range as it applies to total compensation that you refer to in the last paragraph on page 121.

The Separation, page 130

15. We note your response to prior comment 27. Please continue to update you disclosure regarding the status of your amended credit facility and related release. Furthermore, to the extent that the terms upon which you are seeking the new facility are presently known (for instance, loan amount, secured versus unsecured, etc.), please disclose this information. Lastly, note that you are required to file all material agreements, including the revolving credit facility that you expect to enter into prior to separation.

Exhibits

16. Please reconcile your response to the fourth bullet point of comment 32 with exhibit 10.11.

17. It continues to appear that you have not filed all material agreements. For instance, we note that you have not filed any employment agreements, although it appears that certain of your named executive officers may have agreed to terms. Please advise.

18. We note that you have filed several forms of agreement. Please tell us which agreements will be executed before effectiveness and confirm that they will be filed with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Robert A. Friedel
        Pepper Hamilton LLP